SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2010

OPTIBASE LTD
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

Attached hereto and incorporated by reference herein is a copy of the press release
OPTIBASE LTD. ANNOUNCES FORTH QUARTER AND YEAR END
RESULTS

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant)

By:	/s/ Amir Philips
Amir Philips
Title: Chief Financial Officer

Date: February 16, 2010

Media Contacts:
Talia Rimon, Director of Corporate Communications, Optibase Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE LTD. ANNOUNCES FORTH QUARTER AND YEAR END RESULTS

HERZLIYA, Israel, February 16, 2010 – Optibase Ltd. (NASDAQ:OBAS) a leader in advanced digital video solutions today announced financial results for the fourth quarter and year ended December 31, 2009.

Total revenues for the fourth quarter ended December 31, 2009 were $3.4 million compared with $3.2 million for the third quarter of 2009 and $3.6 million for the fourth quarter of 2008. Total revenues for the fourth quarter of 2009, includes an amount of $272,000 which relates to real estate income.

Net loss for the fourth quarter ended December 31, 2009, was $1.1 million or $0.07 per basic and fully diluted share, compared with a net loss of $0.7 million or $0.04 per basic and fully diluted share for the third quarter of 2009 and with a net loss of $2.8 million or $0.17 per basic and fully diluted share for the fourth quarter of 2008. Weighted average shares outstanding used in the calculation for the periods were approximately 16.5 million basic and fully diluted for the fourth quarter of 2009, the third quarter of 2009, and for the fourth quarter of 2008.

For the year ended December 31, 2009, revenues totaled $13.4 million, compared with $19.9 million for the year ended December 31, 2008. Total revenues for the year include an amount of $272,000 which relates to real estate income. Net income for the period was $60,000 or $0 per basic and fully diluted share, compared to a net loss of $9.5 million or $0.63 per basic and fully diluted share for the year ended December 31, 2008. Weighted average shares outstanding used in the calculation for the periods were approximately 16.5 million basic and fully diluted and 15.2 million basic and fully diluted respectively.

The yearly results also include $4.8 million of other income from the sale of our holding in Scopus’ shares, net of equity in losses during the period.

As of December 31, 2009, the Company had cash, cash equivalents, and other financial investments, net, of $28.7 million, and shareholders' equity of $35.2 million, compared with $34 million, and $36.4 million as of September 30, 2009.

Commenting on the quarter, CFO of Optibase, Amir Philips, said, “This last year has been a very challenging year for us. The global economic downturn had placed many challenges for us and the other players in the market. Though the global economy has seen some recovery over the last few months, there is still a great deal of uncertainty.  During the last quarter we have actively engaged our real estate activity, purchasing our first asset in Switzerland, the results of which are already showing on our financial statements.”

OPTIBASE REPORTS/2

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world's leading broadcast service providers.  With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications. Optibase has recently resolved to diversify its operations by entering into the fixed-income real-estate sector. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com.

OPTIBASE REPORTS/3
Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended December 31, 2009

	year ended		Three months ended
	December 31	Decmber31	December 31	December 31
	2009	2008	2009	2008
	$	$	$	$
	Unaudited	Audited	Unaudited	Unaudited
Revenues:
Video solutions	13,149	19,901	3,099	3,556
Fixed income real estate	272	-	272	-
Total revenues	13,421	19,901	3,371	3,556

Cost and expenses:
Cost of video solution operation	6,537	9,754	1,305	1,865
Research and development, net	3,725	6,375	871	1,300
Selling, general and administrative	8,364	11,895	2,259	2,800
Cost of real estate operation	11	-	11	-
Real estate depreciation and amortization	114	-	114	-
Total cost and expenses	18,751	28,024	4,560	5,965
Operating loss	(5,330)	(8,123)	(1,189)	(2,409)
Other income (expenses)	4,773	218	(4)	(508)
Financial income, net	617	270	66	142
Equity in losses of affiliated companies	-	(1,930)	-	-
Net Income (loss) from continuing operations	60	(9,565)	(1,127)	(2,775)

Income related to discontinued operations	-	20	-	-

Net Income (loss)	60	(9,545)	(1,127)	(2,775)

Other Comprehensive loss	(54)	(266)	(54)	-

Total Comprehensive Income (loss)	6	(9,811)	(1,181)	(2,775)

Net Income (loss) per share:
Basic	$0.00	$(0.63)	$(0.07)	$(0.17)
Diluted	$0.00	$(0.63)	$(0.07)	$(0.17)

Number of shares used in computing Earning per share
Basic	16,534	15,159	16,534	16,522
Diluted	16,540	15,159	16,534	16,522

Amount in thousands

OPTIBASE REPORTS/4
Optibase Ltd.
Condensed Consolidated Balance Sheets

	December 31 2009	December 31 2008
	Unaudited	Audited

Assets
Current Assets:
Cash, cash equivalents and short term investments, net	28,651	11,386
Trade receivables net of allowance for bad debts	2,438	3,241
Inventories	2,356	4,373
Other receivables and prepaid expenses	4,492	690

Total current assets	37,937	19,690

Other long term investments	2,163	26,388

Fixed assets, net	636	1,228
Other assets, net	634
Property, net	22,080
Total assets	63,450	47,306

Liabilities and shareholders' equity
Current Liabilities:
Current maturities	365	-
Trade payables	1,095	2,276
Accrued expenses and other liabilities	6,962	7,642
Total current liabilities	8,422	9,918
Long term liabilities:
Long term loans, net of current maturities	17,897	-
Liabilities Related To Discontinued Operations	162	162
Total long term liabilities	18,059	162
Accrued severance pay	1,731	2,215
Total shareholders’ equity	35,238	35,011
Total liabilities and shareholders’ equity	63,450	47,306

Amounts in thousands